UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD
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Specialized Disclosure Report

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Pitney Bowes Inc.
(Exact name of registrant as specified in its charter)

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Delaware	1-3579	06-0495050
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

World Headquarters
3001 Summer Street
Stamford, Connecticut 06926-0700
(Address of principal executive offices) (Zip Code)
Sylvain Combet, Director, Sustainability and Environment, Health and Safety
(203) 892-1921
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐     Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____________.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
In accordance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) and Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”), Pitney Bowes Inc. (the “Company”) has determined that it is subject to the reporting requirements under the Act and the Rule and that certain products that Pitney Bowes manufactured or contracted to manufacture during calendar year 2024 contain “conflict minerals” as defined in the Rule (in the form of gold and the derivatives tantalum, tin and tungsten) necessary to the functionality or production of those products. The Company has undertaken a reasonable inquiry into the country of origin of the conflict minerals in our products to assess whether any of those conflict minerals originated in the Democratic Republic of Congo or an “adjoining country” as defined in the Rule or were “conflict minerals from recycled or scrap sources” as defined in the Rule. Our inquiry and due diligence activities are described in the Conflict Minerals Report attached hereto as Exhibit 1.01.

Conflict Minerals Disclosure
A copy of Pitney Bowes Inc.’s Conflict Minerals Report filed for the calendar year ended December 31, 2024 is publicly available at https://www.pitneybowes.com/us/our-company/esg/environmental-sustainability.html.

Item 1.02 Exhibit
Pitney Bowes Inc.’s Conflict Minerals Report for the calendar year ended December 31, 2024 is filed as Exhibit 1.01 hereto.

Section 2 - Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.

Section 3 - Exhibits
Item 3.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Pitney Bowes Inc. (Registrant)

/s/ Lauren Freeman-Bosworth
Lauren Freeman-Bosworth
Dated: May 27, 2025	Executive Vice President, General Counsel and Corporate Secretary

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